SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 22, 2003

PetroKazakhstan Inc.

_________________________________________________________________________________________________________________________________________

(Translation of registrant's name into English)

140-4th Ave. S.W. #1460, Calgary AB, T2P 3N3

_________________________________________________________________________________________________________________________________________

(Address of principal executive offices)

      Indicate by check mark whether the registrant files or will file annual reports under cover of Form20-F or Form40-F:

      Form 20-F [  ]    Form 40-F [X]

      Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

      Yes [  ]    No [X]

      If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

FOR IMMEDIATE RELEASE - October 22, 2003
FOR:              PETROKAZAKHSTAN INC.
SUBJECT:     3Q03 Financial Results Call

CALGARY, Alberta - PetroKazakhstan Inc. ("PetroKazakhstan") will be hosting a conference call to discuss its Third Quarter 2003 financial results that will be released at 9:30 a.m. Eastern time (7:30 a.m. Mountain time, 2:30 p.m. GMT) on Monday, November 3, 2003.

The conference call will be held the same day on Monday, November 3, 2003 at 11:00 a.m. Eastern time (9:00 a.m. Mountain time, 4:00 p.m. GMT). Those who wish to participate are invited to dial (416) 640-1907.

The conference call hosts will be Ihor P. Wasylkiw, Vice President Investor Relations, Bernard F. Isautier, President and Chief Executive Officer and Nicholas H. Gay, Senior Vice President Finance and Chief Financial Officer.

Those who are unable to participate by telephone may listen in to the call via a live webcast feed which can be accessed from either PetroKazakhstan's, Canada NewsWire's or Vcall's websites. A recording of the conference call may be listened to in its entirety by calling (416) 640-1917 and specifying the code 21023389#. This recording will be available until November 10th. The archived webcast will be available until December 1st.

PetroKazakhstan Inc. is an integrated, international energy company, celebrating its seventh year of operations in the Republic of Kazakhstan. It is engaged in the acquisition, exploration, development and production of oil and gas, refining of oil and the sale of oil and refined products.

PetroKazakhstan shares trade in the United States on the New York Stock Exchange, in Canada on the Toronto Stock Exchange, in the United Kingdom on the London Stock Exchange and in Germany on the Frankfurt exchange under the symbol PKZ. The company's website can be accessed at www.petrokazakhstan.com, Canada NewsWire's website can be accessed at www.newswire.ca, and Vcall's website can be accessed at www.vcall.ca.

The Toronto Stock Exchange has neither approved nor disapproved the information contained herein.

For further information please contact:

Ihor P. Wasylkiw Vice President Investor Relations +1 (403) 221-8658 +1 (403) 383-2234 (cell)	Jeffrey D. Auld Manager Investor Relations - Europe + 44 (1753) 410-020 + 44 79-00-891-538 (cell)

Suite #1460 Sun Life Plaza North Tower 140 - 4th Avenue S.W. Calgary, Alberta, Canada T2P 3N3
Telephone (403) 221-8435 Fax: (403) 221-8425

SIGNATURE

      Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant, , has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:  October 22, 2003
           PetroKazakhstan

By:
/s/ Ihor Wasylkiw

____________________________________________

Ihor Wasylkiw, P. Eng.
Vice President Investor Relations